Pernod Ricard

02 SEP 17 AM 9:45

82-3361

SUPPL

Pernod Ricard:
Sale of cider activities underway

Paris, 12 September 2002 – Pernod Ricard has initiated discussions regarding the sale of its subsidiary CSR (which groups together all of its cider activities, including the Loïc Raison brand) to Cidreries du Calvados La Fermière.

On September 11th, the CSR Workers' Council was informed of this intention and the consultation process has started.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Contacts
Alain-Serge Delaitte / Media Tel: (33 1) 40 76 77 12
Patrick de Borredon / Investor Relations Tel: (33 1) 40 76 77 33
Barbara M. Burns / New York Tel: (212) 486 1140

For more information about Pernod Ricard, please visit our website: www.pernod-ricard.com

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